Mail Stop 3-09

									October 22, 2004

Michael Schroeder
Vice President, Secretary and General Counsel
National Interstate Corporation
3250 Interstate Drive
Richfield, OH 44286-9000

Re:	National Interstate Corporation
		Registration Statement on Form S-1
	File Number 333-119270

Dear Mr. Schroeder:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Please complete all of the non-pricing-related blank sections of your filing prior to filing the next amendment.

2. Please note that when you file a pre-effective amendment containing pricing-related information, we may have additional comments. As you are likely aware, you must file this amendment prior to circulating the prospectus.
3. Please note that when you file a pre-effective amendment that includes your price range, it must be bone fide. We interpret this to mean that your range may not exceed $2 if you price below $20 and 10% if you price above $20.
4. Please provide us with a copy of all graphic materials or artwork you intend to include in your prospectus. We may have comments, which you should address before printing your preliminary prospectus for distribution.
5. Regarding your directed share program, please provide us with any material you intend to sell to potential purchasers such as a "friends and family" letter. Tell us when you intend to send them to these potential purchasers. Tell us whether the sale will be handled by you directly or by the underwriting syndicate. Tell us the procedures you or the underwriter will employ in making the offering and how you will assure that this offer will meet the requirements of
Section 5 of the Securities Act and Rule 134. We may have further comments.
6. Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not complete lists. If our comments are applicable to portions of the filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.

Table of Contents, page i
7. You should retain only the Table of Contents on this page. All other information should be disclosed after the Risk Factors section.

Prospectus Summary, page 1
Overview, page 1
8. You state that unless otherwise indicated, insurance industry data and your market share or ranking in the industry were derived from data compiled by A.M. Best Company, Inc. Please provide us with marked copies of the A.M. Best Company reports supporting all such statements. In addition, please provide us with the most recent A.M. Best company reports regarding your company.
9. We note your disclosure regarding "an uninterrupted record of profitability," and CAGRs in shareholders` equity, net income, shareholders` equity per share and gross written premiums. You should make the following changes to this paragraph.
* Expand the disclosure to explain that your results of operation have varied over the five-year period to which you have referred and that your historical growth rates are not likely to accurately reflect your future growth rates or your growth potential.
* Highlight the fact that your year-over-year profits declined at certain times during this five-year period and that you had underwriting losses at times during the period.
* Eliminate the shareholders` equity data as the shareholders` equity per share data is a more meaningful and balanced performance measure.
* Expand the disclosure to note the wide variation in your return on equity during the five-year period.
10. In the second paragraph, you state that you believe you are the second largest underwriter of insurance for the passenger transportation industry in the United States. Supplementally, provide us with independent third-party support for this assertion, and name the largest underwriter in the prospectus.
11. You state here and throughout the prospectus that you focus on niche markets and offer products, services and programs not generally available in the insurance marketplace. Other than your insurance program relating to RV owners, which you state is more comprehensive than that of your competitors, it appears you are really just providing auto and workers` compensation insurance coverage, and that you happen to concentrate on customers in the transportation business. Please revise here and throughout to explain what makes your offerings unique and better articulate what constitutes your niche. We believe that many companies, including those you mention in the prospectus` competition section, would write property and casualty insurance for transportation companies.
12. We note your disclosure regarding your four business components. Please provide more detailed disclosure for each of these businesses in MD&A. Specifically, discuss results of operations for each business separately, in more detail.
13. Disclose the names of all customers that provided 10% or more of the respective revenue of your transportation and alternative risk transfer businesses in the past 12 months.
14. Here, and in more detail in the business section, explain the difference between owning and renting the group captives you describe.
15. In MD&A, please quantify the financial resources that you currently expect to devote to the development of the new business lines you mention.
Our Strategy, page 3
16. You state here that you price you expect a combined ratio no higher than 96%. You should state here what your combined ratio was for each of the last five years; the periods for which you have disclosed selected financial statements.
17. You state that you distribute your products using independent agents and brokers, agents employed by your wholly owned agency subsidiaries and via the Internet. In the business section, state the percentage of revenue or policies written from each of these three distribution channels.

Our Competitive Strengths, page 3
18. You state that the characteristics listed distinguish you from your competitors. We do not understand how using product line managers, staffing your business with experienced and well-trained personnel, and having excellent ratings distinguishes you. Do you have evidence indicating that your competitors do not use product managers or their equivalent, or that their staffs are not as experienced and well trained as yours? Are your A.M. Best ratings better than your competitors? We note that you state later in the prospectus that many of your competitors have higher ratings than you do. You should expand the disclosure here and in more detail in the Competitive Strengths section of the prospectus on page 40 to explain the basis for these assertions and provide us supplemental support for them. Alternatively consider modifying the disclosure accordingly.
19. You should note that the preceding comment also applies to the more expansive disclosure regarding competitive strengths in the "Business" section.
Risks Relating to National Interstate, page 4
20. Please consider whether you face other material challenges that would justify the inclusion of additional bullets. Additional bullets might be related to, among other factors, the risks of reinsurance arrangements, the heavily regulated environment within which you must function, how your holding company structure and regulatory restrictions on the up-streaming of cash affects your ability to pay dividends and how changes in interest rates could affect your profitability.
21. Please expand the first bullet to state that you may experience high losses during the time you begin a new product offering and note the 2001 high losses you experienced in connection with the truck insurance product you introduced.
22. In the last bullet relating to your relationship with American Financial, you should state that American Financial would also likely be able to control who comprises management of the registrant going forward.
Recent Developments, page 5
23. Please update this disclosure to provide your claims experience regarding the recent hurricanes to the latest practicable date. Selected Historical Financial Information, page 7
24. Please provide us with the A.M. Best report you mention in footnote 9.

Risk Factors, page 9
25. You state in the preamble, "Additional risks and uncertainties not currently known to us or risks that we currently deem immaterial may also impact our business operations." Delete this sentence and state that all material risks are discussed in this section.

Because we are primarily a transportation insurer, conditions in that industry could adversely affect our business, page 9
26. You state that the transportation insurance industry is cyclical and go on to describe the conditions that emerge during the periods comprising this cycle. Please expand the disclosure here, and in the Business and MD&A sections, as appropriate, to describe what part of the cycle the registrant believes exists currently and how it is affecting your operations and profitability. Compare current conditions with conditions during the past three fiscal years. If you believe your profitability has in the past been adversely affected by negative developments and cyclical changes in the industry, please provide appropriate disclosure.

Our growth strategy includes..., page 9
27. When you enter a new business line, do you increase your reserves to account for the novelty and your lack of experience in that new line? If you do not, so state, and disclose that you do not take your inexperience into account and that this may result in underestimation of reserves. If you do, so state, and state that the increased reserves will affect statutorily available capital, net income and dividends.

If we are not able to attract and retain independent agents..., page
10
28. Disclose the percentage of revenue derived from your 10 largest producers during the referenced time periods.

We are subject to comprehensive regulation, and our ability to earn profits may be restricted by these regulations. In addition, regulation may become more restrictive in the future, which could make it more expensive to conduct our business and adversely affect our profitability, page 10
29. Consider creating separate risk factors for the various items in the bullet list embedded within this risk factor.
30. You state that state insurance department examiners perform periodic financial, market conduct and other examinations of your insurance companies. Please disclose the date of your last examination and disclose whether as a result of these examinations or otherwise, you were or are in violation of any of the applicable laws and regulations to which you refer.
Our insurance subsidiaries are subject to minimum capital and surplus requirements. Our failure to meet these requirements could subject us to regulatory action. page 11
31. Quantify the minimum capital and surplus requirements to which you refer.

We may not be successful in reducing our risk and increasing our underwriting capacity through reinsurance arrangements, which could adversely affect our business, financial condition and results of operations, page 13
32. We note that the reinsurance industry is currently in a "hard" pricing market. Please disclose this fact here and state that these increased prices could adversely affect your ability to obtain reinsurance. We note your disclosure on page 25 regarding rising reinsurance costs.

Future sales of shares of our common shares . . .,  pages 16
33. Please state how many shares may be offered for sale under the registration rights agreement and under the Form S-8. You should also briefly discuss the potential negative effect the sale of restricted shares under these registration statements could have on the trading market for the common stock.

Use of Proceeds, page 21
34. To the extent you can, please specify which general corporate purposes the proceeds you do not contribute to your operating subsidiaries will be used for.
35. Please provide the approximate dollar amount that you plan to use for the purposes you identify pursuant to the previous comment.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 24

Overview, page 24
36. Currently, your MD&A overview discusses your business and your source of revenues and expenses. In a recent release called "Commission Statement about Management`s Discussion and Analysis of Financial Condition and Results of Operations," the staff stated that "the development of MD&A disclosure should begin with management`s identification and evaluation of what information, including the potential effects of known trends, commitments, events, and uncertainties, is important to providing investors and others an accurate understanding of the company`s current and prospective financial position and operating results." Release Nos. 33-8056; 34-45321; FR-61. Accordingly, the MD&A overview should be a more focused discussion that highlights the key points that are covered in greater detail in the MD&A section, with emphasis on the key trend and analytical points. We may have further comments on your revisions.
37. We note that gross premiums in your Alternative Risk Transfer business as a percentage of total gross premiums has grown dramatically over the past three years. In fact, this business` gross premiums exceeded those derived from the Transportation segment of your business for the first six months of 2004. Please describe known trends or uncertainties that would impact your revenue mix, and discuss how this change and other material changes in your revenue mix have affected and are expected to affect your overall revenues, margins and results of operations. Include a discussion of any expected change in the relationship between revenues and expenses from the different businesses in which you are engaged and plan to engage.
38. Here, and in greater detail in the Business section, explain more clearly your Alternative Risk Transfer Business. Here, explain how premiums, revenues, expenses, claim payments, etc. compare to those in your other lines of business. Investors need to better understand how this business compares to your other, more traditional types of businesses, and how it impacts your overall financial results, as compared to your other businesses.
39. In the third paragraph, you mention that the property and casualty insurance industry is cyclical. You go on to mention several factors that affect cost trends that negatively impact profitability, such as vehicle repair inflation, vehicle replacement parts costs, used vehicle prices and medical care costs. You also mention more generally, severe weather, explosions, etc. For each of these factors, discuss how they have affected your results of operations in the past, may affect them going forward, and describe any known trends or uncertainties related to them which could affect your operating results going forward.

Critical Accounting Policies

Loss and Loss Adjustment Expenses Reserves, page 26
40. We believe your loss reserves disclosure in Management`s Discussion and Analysis regarding the reserves for your insurance underwriting operations could be improved to better explain the judgments and uncertainties surrounding these estimates and the potential impact on your financial statements. We believe that disclosures explaining the likelihood that materially different amounts would be reported under different conditions or using different assumptions is consistent with the objective of Management`s Discussion and Analysis. Accordingly, please revise MD&A to include the following information for each line of business.

a. Please disclose the reserves accrued as of the latest balance sheet date presented. The total of theses amounts should agree to the amount presented on the balance sheet.
b. Because IBNR reserve estimates are more imprecise, please disclose the amount of IBNR separately from case reserves.
c.
Please disclose the range of loss reserve estimates as determined by your actuaries. Discuss the key assumptions used to arrive at management`s best estimate of loss reserves within that range and what specific factors led management to believe this amount rather than any other amount within the range represented the best estimate of incurred losses.
d. Please provide more precise insight into the existence and effects on future operations and financial condition of known trends, events and uncertainties. Disclosure you should consider, but not be limited to, includes the following information:

* the number of claims pending at each balance sheet date;
* the number of claims reported for each period presented;
* the number of claims dismissed, settled, or otherwise resolved for each period;
* the nature of the claims including relevant characteristics of the claimant population (e.g., involves a large number of relatively small individual claims of a similar type);
* the total settlement amount for each period;
* the cost of administering the claims;
* emerging trends that may result in future reserve adjustments; and
* if management is unable to estimate the possible loss or range of loss, a statement to that effect.
41. It appears that management significantly revised its estimate of loss reserves recorded in prior years. Please revise Management`s Discussion and Analysis to explain the reason for this change in estimate. For each line of business, include the following disclosures:

a. Identify the years to which the change in estimate relates and disclose the amount of the related loss reserve as of the beginning of the year that was re-estimated. Discuss and quantify offsetting changes in estimates that increase and decrease the loss reserve.
b. Identify the changes in the key assumptions made to estimate the reserve since the last reporting date.
c. Identify the nature and timing of the change in estimate, explicitly identifying and describing in reasonable specificity the new events that occurred or additional information acquired since the last reporting date that led to the change in estimate.
d. Ensure the disclosure clearly explains why recognition occurred in the periods that it did and why recognition was not required in earlier periods.
e. Disclose any trends such as, the number of claims incurred, average settlement amounts, number of claims outstanding at period ends along with average per claim outstanding, and any other trends, necessary to understand the change in estimate. Please explain the rationale for a change in estimate that does not correlate with trends.

Results of Operations, page 28
42. In your discussion comparing results of the six-month periods, you mention renewals and renewal rates as reasons for your revenue growth. Please quantify your renewal rates and price increases.
43. Where you compare the results of operations from one period to another, you should more specifically reference the factors that contributed to the change from period to period. For example, rather than merely stating that growth in net earned premiums was due to gaining new insureds in your alternative risk transfer business, explain why there was an increase. Was it because of pricing that was lower than your competitors, some unique aspect of your insurance offering, expanded sales and marketing efforts in a certain geographic area? Throughout the disclosure on pages 28 through 30, revise the discussions of the various line items of your financial statements to better explain the reasons for the changes from period to period. Also, identify any known trends.

Underwriting, pages 28 - 29
44. We note that the discussions of the comparative periods references specific factors that impacted the change in the line items discussed. For instance, the company attributes the growth in premiums in the transportation business to increased premiums on renewals and new business but does not specifically quantify how much is related to each factor. Where applicable please quantify the impact of the individual factors presented. We also note that the discussion does not appear to encompass the entire increase on a percentage basis based on the amounts attributed to each factor discussed. Please revise the discussion to include the factors for the entire increase or decrease.

Realized Gains (Losses) on Investments, page 30
45. Please expand this discussion to include more detail related to the decision to sell securities and to disclose what management`s investment strategy is when certain economic conditions persist, i.e. low interest-rate environment or vice-versa, and the impact this will have on the investment portfolio. Please include in this discussion the impact that these economic conditions may have on the results of operations, i.e. realized gains or losses and investment income, and liquidity, i.e. investment turnover and yields.

Liquidity and Capital Resources, page 31
46. Please include in MD&A a more robust discussion of the more-likely-than-not impact the payment of claims will have on known trends and uncertainties, in particular cash outflows from operations. In the disclosure, please include a discussion of your asset/liability management process and whether there are any significant variations between the premiums collected (or to be collected), maturity of your investments and the expected payment of your loss reserves. Include a discussion of the impact of selling securities before anticipated or the use of credit facilities to pay for policy liabilities will have on your future liquidity and results of operations. In addition, we note that your liquidity and cash flows discussion is limited to the parent-level and does not address the significant cash flows at the operating level. Please revise your "Sources of Funds" discussion to address the impact of the factors that impact liquidity at the operating or subsidiary level, including the impact of these factors on liquidity.

Investments, page 32
47. Expand the risk factors section to disclose the unrealized losses at June 30, 2004.
48. Please compare your rate of return on your fixed and common stock portfolios with the appropriate Lehman Bros. Bond indices and the S&P 500, respectively.

Liquidity and Capital Resources, pages 36-37
49. We note your statement regarding capital ratios as of December 31, 2003. Please expand this disclosure to provide similar information regarding compliance with RBC requirements as of June 30, 2004.
50. We note the May 2003 trust preferred transaction. Please state briefly for what you used the proceeds.
51. Disclose the amounts outstanding under your line of credit and term loan as of the most recent practicable date. State the reasons you have in the past and foresee in the future, drawing down on the line and whether you expect to seek an increase in the lines` limit.

Contractual Obligations, pages 36 - 37
52. We note that the company did not include its loss reserve to be paid in the contractual obligation table, and it would appear that these liabilities represent future legal obligations of the company. Due to the significant nature of these liabilities to the company`s business we believe the inclusion of reserves in the contractual obligation table will provide investors increased disclosure of liquidity. The purpose of Financial Reporting Release 67 is to obtain enhanced disclosure concerning a registrant`s contractual payment obligations and the exclusion of ordinary course items would be inconsistent with the objective of the Item 303(a)(5) of Regulation S-K. Based on the above factors, please revise the contractual obligation table to include the expected settlement of loss reserves.

Business, page 38

Overview, page 38
53. Please comply with our comments regarding the Summary, as your disclosure here and that disclosure is verbatim.
54. At the top of page 39, you provide detailed disclosure regarding your combined ratios and make comparisons to the industry ratios.
The investment activities of insurance companies are as important as their underwriting activities to their overall operational results. Please provide similar disclosure here regarding your investments. Specifically, highlight your gains and losses from investment for the periods mentioned.

Our Strategy, page 39
55. In the first of your strategies, you state you price your products with the expectation of generating a combined ratio no higher than 96% and go on to tout your record in this regard. Please expand this paragraph to state that your combined ratio has been greater than this 96% target in two of the last five years, which is the period for which you disclose selected financial data on page 22.
56. You state that you maintain a "clear separation" between underwriting and pricing, and sales. Please explain what this means and why this is important.
57. In your second strategy regarding growth, you state, "We strive to invest our capital and management resources in new lines of insurance that can achieve at least $0.5 million in underwriting or fee income and an annual rate of return on investment of at least 15.0% plus inflation within three years." Please state whether or not each of your current businesses meets this threshold. Also, disclose whether or not, as a rule, you will exit a business after three years if you do not realize these results.

Our Competitive Strengths, page 40
58. Please expand the discussion in the third bullet regarding incentive based compensation to quantify the aggregate amount of compensation you paid to your employees as part of your incentive based compensation plan, in each of the last three fiscal years. Also, state whether or not you plan to change your policy regarding incentive based compensation after the offering is completed. State whether or not incentive based compensation as a percentage of underwriting profit, net income, etc. is expected to change materially once you become public.
59. In the fourth bullet, you state that you have invested substantial resources in your claims management infrastructure. In MD&A, please quantify this investment. Also, contrast how much you have invested with any amounts you anticipate investing going forward.

Our Products, page 42
60. For each of your businesses, disclose the annual premium average and disclose meaningful average premium ranges.
61. In the discussion of your transportation business, you state that you assume all of the net risk related to policies for transportation risks underwritten by you and issued by Great American Insurance Company. State the percentage of underwriting revenue of your transportation business that is derived from this arrangement.
Please state whether or not you have any similar arrangements with other companies that are material. Also, if any of the revenues, profits, risks, etc. to you are less favorable under this Great American arrangement than they are in your transportation business generally, so state and explain.
62. In the chart on page 43, you state that you retain a portion of premium related to loss exposures excess of exposure ceded to the reinsurer. Please quantify this apportionment.
63. Explain whether and how a captive being "rented" or "owned" affects the revenue, profits, risks, etc. you derive or assume.
64. In the discussion of your Hawaiian operation, you state that you believe you have become the leading writer of transportation insurance in Hawaii. Supplementally, provide us with data supporting this conclusion, or delete it.

Alternative Risk Transfer, pages 42 - 43
65. Please provide to us a more detailed discussion of the operations included in this classification. Include a clearer discussion of how these rented captives are structured under these arrangements including the percentage of business typically ceded to these captives, the fees that the company receives for performing the services that it does for the captives, and how any underwriting expenses are shared with the captives. We reference the disclosure related to the changes in the underwriting expense ratio for the interim period on page 29 where it is unclear how the losses in excess of retention reduced the company`s underwriting expense related to this business.

Reinsurance, page 46
66. You mention that you have certain agreements with Great American and note that you have filed some agreements with Great American as exhibits. Please confirm to us supplementally that you have filed all agreements with Great American, as required by Item 601(b)(10) of Regulation S-K.

Legal Proceedings, page 53
67. Please provide us your analysis as to why you believe your lawsuits will not have a material adverse effect on your financial position. Please revise your disclosure to state your basis for such conclusion. For example, is your conclusion based on the fact that you have adequate reserves for any losses your may experience from these lawsuits, your belief that the outcomes of these lawsuits will be favorable to you or your belief that any losses you may suffer from the outcomes would be immaterial.

Employees, page 53
68. Formulate meaningfully titled employee functional categories, such as claims, sales and marketing, administrative, etc., and disclose how many of your employees work in each of these categories.


Regulation, page 54
69. Much of this discussion is generic, in that it could apply to any company in the property and casualty insurance industry. Please make the disclosure more specific to your company.
70. Please state whether or not you are currently in compliance with each of the laws, rules and regulations you mention in this section. Also, describe any incidence of noncompliance over the past three years.
71. Under the "Assessments for Guaranty Funds" heading, you state that depending on state law, insurers can be assessed to pay claims of an insolvent insurer. Please quantify the aggregate amount of these assessments you paid in each of the last three years, and any known or anticipated assessments.

Management, page 60
72. In Mr. Monda`s biography, disclose what Victoria Financial Corporation and Progressive Corporation do.
73. We note that you intend to add an independent director to your Board immediately after completion of the offering. You should identify this person and provide the information required by Item 401 of Regulation S-K and the consent required by Securities Act Rule 438.
74. On page 63, you mention that the audit committee charter is an exhibit to the registration statement. Please state how investors may obtain a copy. Will you send them one free of charge if they request it?

1992 Phantom Stock Plan, page 65
75. Please quantify the number of shares issued to the two officers you mention, and the applicable option exercise prices.

Long Term Incentive Plan, page 66
76. In the disclosure at the top of page 68 regarding grants to your named executive officers, disclose the exercise prices of the options mentioned.
77. Regarding the September 2004 option grants and any other grants under the plan during the past three years, provide the disclosure required by Item 15 of Form S-1 regarding recent sales of unregistered securities.


Principal and Selling Shareholders, pages 71
78. We note that your wholly owned subsidiary, National Interstate Insurance Company, owns 14% of your common stock which it acquired from a previous shareholder, and cannot vote these shares. Do you plan to acquire more of your shares going forward? Other than the voting restriction, is the subsidiary treated differently from any other shareholder by function of state law or otherwise? Will the subsidiary collect dividends paid to National Interstate Corporation shareholders generally?
79. Please identify the natural person or persons who have investment and voting control of the shares held of record by Eastern Management Legal Services and the Kuryluk Living Trust, respectively.

Certain Relationships and Related Party Transactions..., page 72
80. You state that under the Underwriting Management Agreement, you underwrite and service policies of insurance related to public commercial transportation for a fee based on a percentage of written premiums. Please disclose contract`s fee structure.
81. Quantify how much of your revenue was attributable to this contract in each of the last three years and the period ended June 30, 2004.
82. Disclose how much Brian Spachman is paid.

Shares Eligible for Future Sale, page 77
83. Disclose the number of shares:
* subject to registration rights;
* that will be restricted securities within the meaning of Rule 144;
* that will be freely tradable, whether under Rule 144, pursuant to a registration statement on Form S-8, etc., 90 days and 180 days after the offering is completed; and
* the number of shares subject to lock-up agreements.

Underwriting, page 82
84. Please indicate if your underwriters have arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, identify the party and provide the address of the website. Please also describe the material terms of the agreement and provide us with a copy of any written agreement. You should also provide us with copies of all information concerning your company or the offering that appears on the third party web site. We may have further comments.
85.
Please tell us whether the lead underwriter or other members of the syndicate may deliver a prospectus electronically or otherwise offer and/or sell securities electronically. If so, tell us the procedures they will use and how they intend to comply with the requirements of
Section 5 of the Securities Act of 1933, particularly with regard to how offers and final confirmations will be made and how and when purchasers will fund their purchases. Provide us copies of all electronic communications including the proposed web pages.
86. Also, tell us and briefly disclose in the prospectus whether you intend to use any forms of prospectus other than print, such as CD-ROM-s, videos, etc. and provide all such prospectuses for our examination. Please refer to SEC Releases No. 33-7233 and No. 33-7289. We may have additional comments.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2
87. Please remove the "to be issued" language related to this report as well as the report included on page II-6 prior to requesting effectiveness.

Significant Accounting Policies, page F-8
88. Your significant accounting policies do not include your revenue recognition policy. Please revise your disclosure to address when revenues and related costs are recognized for each of your significant products.

Premiums Receivable, page F-10
89. It is not clear to us why the company experienced such a significant increase in "Premiums Receivable" in the period between December 31, 2003 and June 30, 2004. Please explain to us the reasons for this significant increase. Also consider the need to clarify in this policy discussion what specific timing delays result in recording this receivable.

Segment Information, page F-10
90. The company makes the assertion that it operates in one operating segment. This assertion seems to be inconsistent with the presentation in other parts of the document where management addresses revenues by distinct classes. Please provide to us your analysis under SFAS 131 that allows the company to present all operations as one segment. If you maintain that these segments are appropriate, please revise include the product sales information required by paragraph 37 of SFAS 131.


Stock-Based Compensation, page F-10
91. You currently provide the disclosure provisions of SFAS 123 in note 11 of the notes to the consolidated financial statements. SFAS 123 (as amended by SFAS 148) requires that this disclosure be shown more prominently in the financial statements and suggests placing the disclosure in the Summary of Significant Accounting Policies. Please make this change in all future filings.

Note 8: Income Taxes, page F-20
92. Explain why no provision for state income taxes has been made, if true, or revise the financial statements as necessary.

Note 11: Stock Option Plan, page F-23
93. Provide us with an itemized chronological schedule showing each issuance of common stock, preferred stock, stock options, warrants, and other equity instruments from January 1, 2004 through the date of your response. Include the following information for each issuance or grant:

a. Number of shares issued or issuable
b. Purchase price or exercise price per share
c. Any restrictions or vesting terms
d. Management`s fair value per share estimate
e. How management determined the fair value estimate
f. Identity of the recipient and relationship to the company
g. Nature and terms of any concurrent transactions with the recipient
h. Accounting treatment, amount of any recorded compensation element, and accounting literature relied on
i. How the grant or issuance was treated for purposes of computing earnings per share

Highlight transactions with unrelated parties, if any, that management believes to be particularly evident of an objective fair market value per share determination. Progressively bridge management`s fair value per share determinations to the current estimated IPO price per share. Include when the company began discussions with the underwriter. Please note that, because the initial filing did not include an estimated offering price, we are deferring evaluation of common stock related compensation until you specify the estimated offering price.

Item 15.  Recent Sales of Unregistered Securities
94. We note you relied on Section 4(2) in connection with various transactions mentioned in your recent sales of unregistered securities. Please provide a brief summary of the facts that made the exemption available in each of the cases described. See Item
701(d) of Regulation S-K.

Item 16.  Exhibits
95. As promptly as possible, please file all exhibits, as we will review them prior to granting effectiveness of the registration statement. We may have further comments upon examination of the exhibits.

*	*	*

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Whitnie Storey at (202) 942-2851 or Jim Atkinson
(202) 942-2826 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Reedich at (202) 942-1815 or me at (202) 942-1840 with any other questions.


Sincerely,



Jeffrey Riedler
Assistant Director


cc:	Jonathan L. Freedman, Esq.
Dewey Ballantine LLP
1301 Avenue of the Americas
New York, NY 10019-6092

Mr. Michael Schroeder
National Interstate Corporation
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